Exhibit 28(h)(xxii)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 19th day of March, 2014, as amended and restated August 31, 2015, by and between Mount Lucas Management LP (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Mount Lucas U.S. Focused Equity Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund” fees and expenses (as defined in Form N-1A), dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below;

WHEREAS, the Adviser wishes to extend the term of the expense limitation/reimbursement agreement dated March 19, 2014 for an additional three year period to August 31, 2018;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through August 31, 2018, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund” fees and expenses, dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions) do not exceed 0.95% (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on August 31, 2018, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Effective as of the date first set forth above.

Mount Lucas Management LP

By:	/s/ Gerald Prior III
Name:	Gerald Prior III
Title:	Chief Operating Officer

FundVantage Trust, on behalf of
Mount Lucas U.S. Focused Equity Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President